UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

(Amendment No.    )*

MEDMEN ENTERPRISES INC.

(Name of Issuer)

CLASS B SUBORDINATE VOTING SHARES

(Title of Class of Securities)

58507M107

(CUSIP Number)

 December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58507M107	13G

1	NAMES OF REPORTING PERSONS Milestone Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alaska

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 37,723,668 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 25,528,546 shares (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,723,668 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Does not include 12,195,122 Class B Subordinate Voting Shares (“Shares”) that have been loaned to third parties and, as result, the Reporting Person does not have dispositive power over such shares.

(2)	Calculated based on 512,315,834 Shares outstanding as of December 31, 2020, according to the Issuer’s Registration Statement on Form 10 filed with the SEC on January 15, 2021.

CUSIP No. 58507M107	13G

1	NAMES OF REPORTING PERSONS Clarence LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Alaska

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,562,139 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 32,166,706 shares (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,562,139 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.4% (1)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes 9,813,234 Class B Common Shares of MM CAN USA Inc., a California corporation (“MM CAN”), which upon redemption or exchange MM CAN may assign to the Issuer its rights and obligations to effect such redemption or exchange and Shares of the Issuer may be issued.
(2)	Does not include 6,395,433 Shares that have been loaned to third parties and, as result, the Reporting Person does not have dispositive power over such shares.
(3)	Calculated based on 512,315,834 Shares outstanding as of December 31, 2020, according to the Issuer’s Registration Statement on Form 10 filed with the SEC on January 15, 2021.

CUSIP No. 58507M107	13G

1	NAMES OF REPORTING PERSONS Wicklow Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,285,807 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 57,695,252 shares (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,285,807 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6% (1)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CP

(1)	Includes 9,813,234 Class B Common Shares of MM CAN, which upon redemption or exchange MM CAN may assign to the Issuer its rights and obligations to effect such redemption or exchange and Shares of the Issuer may be issued.
(2)	Does not include 18,590,555 Shares that have been loaned to third parties and, as result, the Reporting Person does not have dispositive power over such shares.
(3)	Calculated based on 512,315,834 Class B Subordinate Voting Shares outstanding as of December 31, 2020, according to the Issuer’s Registration Statement on Form 10 filed with the SEC on January 15, 2021.

CUSIP No. 58507M107	13G

1	NAMES OF REPORTING PERSONS Daniel V. Tierney 2003 Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,285,807 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 57,695,252 shares (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,285,807 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6% (1)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, OO

(1)	Includes 9,813,234 Class B Common Shares of MM CAN, which upon redemption or exchange MM CAN may assign to the Issuer its rights and obligations to effect such redemption or exchange and Shares of the Issuer may be issued.
(2)	Does not include 18,590,555 Shares that have been loaned to third parties and, as result, the Reporting Person does not have dispositive power over such shares.
(3)	Calculated based on 512,315,834 Class B Subordinate Voting Shares outstanding as of December 31, 2020, according to the Issuer’s Registration Statement on Form 10 filed with the SEC on January 15, 2021.

CUSIP No. 58507M107	13G

1	NAMES OF REPORTING PERSONS Daniel V. Tierney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 76,285,807 shares (1)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 57,695,252 shares (1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 76,285,807 shares (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.6% (1)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, IN

(1)	Includes 9,813,234 Class B Common Shares of MM CAN, which upon redemption or exchange MM CAN may assign to the Issuer its rights and obligations to effect such redemption or exchange and Shares of the Issuer may be issued.
(2)	Does not include 18,590,555 Shares that have been loaned to third parties and, as result, the Reporting Person does not have dispositive power over such shares.
(3)	Calculated based on 512,315,834 Class B Subordinate Voting Shares outstanding as of December 31, 2020, according to the Issuer’s Registration Statement on Form 10 filed with the SEC on January 15, 2021.

Item 1.	(a)	Name of Issuer:

MedMen Enterprises Inc.

(b)	Address of Issuer's Principal Executive Offices:

10115 Jefferson Boulevard

Culver City, CA 90232

Item 2.	(a)	Name of Persons Filing:

Milestone Investments, LP (“Milestone”)

Clarence LP (“Clarence”)

Wicklow Capital, Inc. (“Wicklow”)

Daniel V. Tierney 2003 Trust (the “Trust”)

Daniel V. Tierney (“Tierney”)

(b)	Address of Principal Business Office or, if none, Residence:

737 N. Michigan Ave., Suite 2100

Chicago, IL 60311

(c)	Citizenship:

Milestone: Alaska

Clarence: Alaska

Wicklow: Illinois

Trust: United States

Tierney: United States

(d)	Title of Class of Securities:

Class B Subordinate Voting Shares, without par value

(e)	CUSIP Number:

58507M107

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Each of Wicklow, the Trust and Tierney may be deemed the beneficial owner of an aggregate of 76,285,807 Class B Subordinate Voting Shares (“Shares”), which is approximately 14.6% of the outstanding Shares. This amount consists of (a) 22,353,472 Shares and 9,813,234 MedMen Corp Redeemable Shares directly held by Clarence, over which it has shared voting and dispositive power, and 6,395,433 Shares that have been loaned to a third party but for which Clarence retains shared voting power, the aggregate of which represents approximately 7.4% of the outstanding Shares, and (b) 25,528,546 Shares directly held by Milestone, over which it has shared voting and dispositive power, and 12,195,122 Shares that have been loaned to a third party but for which Clarence retains shares voting power, the aggregate of which represents approximately 7.3% of the outstanding Shares.

Percentage amounts are based on 512,315,834 Shares outstanding as of December 31, 2020, according to the Issuer’s Registration Statement on Form 10 filed with the SEC on January 15, 2021.

Wicklow is the general partner of Milestone and Clarence. The Trust is the sole stockholder of Wicklow and the sole limited partner of Milestone and Clarence. Tierney is the trustee and sole beneficiary of the Trust and has sole voting and dispositive power over the Shares held by the Trust, Wicklow, Milestone and Clarence.

The information set forth in Rows 5 through 11 on the cover page for each Reporting Person is hereby incorporated by reference into this Item 4.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Persons.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2021

MILESTONE INVESTMENTS, LP

By:	Wicklow Capital, Inc., its General Partner

By:	/s/ Emma Cuadrado
Name:	Emma Cuadrado
Title:	Secretary

CLARENCE LP

By:	Wicklow Capital, Inc., its General Partner

By:	/s/ Emma Cuadrado
Name:	Emma Cuadrado
Title:	Secretary

WICKLOW CAPITAL, INC.

By:	/s/ Emma Cuadrado
Name:	Emma Cuadrado
Title:	Secretary

DANIEL V. TIERNEY 2003 TRUST

/s/ Daniel V. Tierney
Daniel V. Tierney, Trustee

/s/ Daniel V. Tierney
Daniel V. Tierney

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

February 2, 2021

MILESTONE INVESTMENTS, LP

By:	Wicklow Capital, Inc., its General Partner

By:	/s/ Emma Cuadrado
Name:	Emma Cuadrado
Title:	Secretary

CLARENCE LP

By:	Wicklow Capital, Inc., its General Partner

By:	/s/ Emma Cuadrado
Name:	Emma Cuadrado
Title:	Secretary

WICKLOW CAPITAL, INC.

By:	/s/ Emma Cuadrado
Name:	Emma Cuadrado
Title:	Secretary

DANIEL V. TIERNEY 2003 TRUST

/s/ Daniel V. Tierney
Daniel V. Tierney, Trustee

/s/ Daniel V. Tierney
Daniel V. Tierney